EXHIBIT 1

YEAR 2011 / 3rd QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970.  In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Revenue

We derive revenue from two principal sources:

Online and other media services; and Exhibitions, trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazines we launched in July 2010. In April 2011, we launched online sourcing fairs in conjunction with our China Sourcing Fairs exhibitions and the revenue generation from our online sourcing fairs commenced in the third quarter of 2011.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys.  Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports. We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we have held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2010. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and  we launched new China Sourcing Fairs event in India in 2008. In September 2010 and 2011, we held the China International Optoelectronic Expo in Shenzhen, China. We also launched 2 new China Sourcing Fairs events in Singapore and Johannesburg, South Africa in the fourth quarter of 2010. We established a new division to develop domestic shows in China, which will come under our new Global Sourcing Fairs brand and we held our Global Sourcing Fairs event in Shanghai, China in January 2011 and Global Sourcing Fairs Electronics event in Shenzhen, China in September 2011. We held our International IC China Conferences and Exhibitions in Shenzhen, China in February 2011. We held our China Sourcing Fairs events in Hong Kong and Dubai in second quarter of 2011. We launched new China Sourcing Fairs event in Miami, USA in July 2011. We are also launching new China Sourcing Fairs events in Sao Paulo, Brazil in August 2012. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

IFRS Reporting Commences First Quarter of 2011

The financial results discussed in this document are prepared under International Financial Reporting Standards (IFRS). We adopted IFRS with December 31, 2010 as our first IFRS reporting date. We presented our financial results in accordance with IFRS in our annual report on Form 20-F for the year ended December 31, 2010. Beginning with our first quarter ended March 31, 2011 and for all future reporting periods, we will report our financial results in accordance with IFRS in all financial communications including the reports to the Securities Exchange Commission of the United States and the comparative financial information for the respective quarters will be restated to reflect the date of transition to IFRS as of January 1, 2009.

Consolidated Results

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$36,669	$30,584	$104,612	$90,489
Exhibitions	9,006	7,674	42,498	39,554
Miscellaneous	1,305	1,203	3,948	3,597
	46,980	39,461	151,058	133,640
Operating Expenses:
Sales	17,249	15,522	55,058	48,516
Event production	2,616	2,635	13,364	13,576
Community and content	7,859	6,769	24,648	23,194
General and administrative	10,315	8,182	28,939	24,174
Information and technology	3,294	3,087	9,537	8,897
Total Operating Expenses	41,333	36,195	131,546	118,357
Profit from Operations	5,647	3,266	19,512	15,283
Net profit attributable to the Company’s shareholders	$3,963	$2,085	$17,587	$13,945
Diluted net profit per share attributable to the Company’s shareholders	$0.11	$0.05	$0.50	$0.32
Shares used in diluted net profit per share calculations	35,482,592	39,873,952	35,387,418	43,919,109

Note:	1.	Online and other media services consists of:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$30,378	$24,817	$87,480	$70,659
Print services	6,291	5,767	17,132	19,830
	$36,669	$30,584	$104,612	$90,489

The following table represents our revenue by geographical areas:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

China	$37,510	$30,655	$117,940	$99,551
Rest of Asia	7,723	7,193	27,589	28,856
United States	1,510	1,338	4,825	4,478
Europe	182	149	461	231
Others	55	126	243	524
Total revenue	$46,980	$39,461	$151,058	$133,640

Revenue

           Our total revenue grew by 19% to $47.0 million during the three months ended September 30, 2011 from $39.5 million during the three months ended September 30, 2010. China accounted for 80% of total revenue during the three months ended September 30, 2011 compared to 78% of total revenue during the three months ended September 30, 2010. Our Online and Other Media Services revenue grew by 20% from $30.6 million during the three months ended September 30, 2010 to $36.7 million during the three months ended September 30, 2011 resulting from a 26% growth in our Online and Other Media Services revenue in our China market and 17% growth in our US market, partially off-set by declines in our Hong Kong, Taiwan and other Asian markets. Our China market represented 77% of Online and Other Media Services revenue during the third quarter of 2011 compared to 73% during the third quarter of 2010. The growth in our Online and Other Media Services revenue resulted mainly from a 22% growth in our revenue relating to hosting online websites and digital magazines for our customers and a 9% growth in our print advertising revenue. Magazine advertising continues to be under pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew by 17% to $9.0 million during the three months ended September 30, 2011 compared to $7.7 million during the three months ended September 30, 2010. The growth in our exhibitions revenue resulted primarily from a 35% growth in our China International Optoelectronic Expo, our new China Sourcing Fairs events in Miami, USA that we launched in July 2011 and our re-scheduled Global Sourcing Fairs Electronics event held in September 2011 off-set partially by the cancellation of our International IC China Conferences and Exhibitions fall 2011 events and the rescheduling of our China Sourcing Fairs events in Mumbai, India to fourth quarter of 2011. During 2010, we held our Global Sourcing Fairs Electronics event in the second quarter of 2010 and our China Sourcing Fairs events in Mumbai, India as well as our International IC China Conferences and Exhibitions fall 2010 events in the third quarter of 2010. China represented 90% of Exhibitions revenue for the three months ended September 30, 2011 compared to 93% for the three months ended September 30, 2010.

Total revenue grew by 13% to $151.1 million during the nine months ended September 30, 2011 from $133.6 million during the nine months ended September 30, 2010. Our Online and Other Media Services revenue grew by $14.1 million or 16% to $104.6 million for the nine months ended September 30, 2011, as compared with $90.5 million for the nine months ended September 30, 2010 primarily due to a 22% growth in our China market and a 11 % growth in our US market, off-set by declines in our other markets. The growth in our Online and Other Media Services revenue resulted mainly from a 24% growth in our revenue from hosting online websites and digital magazines for our customers off-set partially by a 14% decline in print advertising. China represented 77% of Online and Other Media Services revenue for the nine months ended September 30, 2011 compared to 72% for the nine months ended September 30, 2010. Our Exhibitions revenue grew from $39.6 million for the nine months ended September 30, 2010 to $42.5 million for the nine months ended September 30, 2011, a growth of 7%, due mainly to increase in our booth yield for our China Sourcing Fairs events in Hong Kong, growth in our China International Optoelectronic Expo, our new China Sourcing Fairs events in Miami, USA that we launched in July 2011 off-set partially by declines in revenue from our International IC China Conferences and Exhibitions in China held in the first quarter of 2011 and our Dubai event in June 2011, re-scheduling of our China Sourcing Fairs events in Mumbai, India to fourth quarter of 2011 and cancellation of our International IC China Conferences and Exhibitions fall 2011 events. China represented 82% of Exhibitions revenue for the nine months ended September 30, 2011 compared to 78% for the nine months ended September 30, 2010. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.

Total revenue from China grew by 18% during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 although our total company revenue grew only by 13% during the period.

Business Strategy

We have a large market opportunity primarily focused on China’s exports and domestic B2B market. Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process. Our business strategy is built around the following four key foundations.

Market Penetration

 With our existing products in our existing markets there is potential for future growth. For example, we believe that there are many additional potential customers who we can attract to become customers of Global Sources Online and our China Sourcing Fairs.

New Product Development

Three new verticals for Solar & Energy Savings Products, Medical & Health Products and In-Car Electronics & GPS were launched in the third quarter of 2010. Each of these verticals are served by an online marketplace, digital magazine and printed magazine, and we launched China Sourcing Fairs for the Solar and Medical categories in the second quarter of 2011 in Hong Kong.

We continue developing our China Sourcing Fairs. In 2010, we held 55 China Sourcing Fairs shows versus the 30 we held in 2009. In 2011, we launched China Sourcing Fairs events in Miami, USA. We are focused on specialization and have established unique market positions for categories including Security Products, Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear. Our strategy has also involved launching shows in developing markets.  In 2010 we launched shows in Johannesburg, Singapore and we are launching shows in Sao Paulo, Brazil in 2012.

We have recently introduced online sourcing fairs that will extend the reach and value of our face-to-face trade shows. The first online sourcing fair was launched in April 2011 together with the Hong Kong series of China Sourcing Fairs. Through these online sourcing fairs, buyers can view exhibitor booths and products even if the buyers are unable to physically attend the show.

Expansion into China’s Domestic B2B Market

We intend to continue developing existing products and launch new products and services for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community. We established a new division to develop domestic shows, which will come under our new Global Sourcing Fairs brand.

Acquisitions and/or Alliances

We intend to support our strategy by looking for acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets. For example, in 2009 our eMedia Asia Ltd. acquired a majority stake in the China International Optoelectronic Expo and recently it completed the acquisition of the EDN-Asia and EDN-China and certain associated titles and websites at a consideration of $4.1 million in April 2011.

Operating expenses

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs increased by 11% from $15.5 million during the three months ended September 30, 2010 to $17.2 million during the three months ended September 30, 2011. This was mainly due to a growth in sales commissions in turn due to a growth in revenue, increase in business tax expenses as a result of change in applicable business tax rates in China off-set by a reduction in sales marketing expenses.

Sales costs increased from $48.5 million during the nine months ended September 30, 2010 to $55.1 million during the nine months ended September 30, 2011, an increase of 14%. This was mainly due to an increase in sales commissions in turn due to increase in revenue, increase in sales marketing expenses, increase in business tax expenses as a result of change in applicable business tax rates in China and increase in share based non-cash compensation expenses.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs remained at $2.6 million during the three months ended September 30, 2010 and during the three months ended September 30, 2011.This was mainly due to increase in event production costs for our China International Optoelectronic Expo as a result of increase in number of booths sold, off-set by reduction in the event organizing costs as the event production costs for Miami, USA events in 2011 were lower as compared to our Mumbai India events in 2010.

Event production costs declined marginally from $13.6 million during the nine months ended September 30, 2010 to $13.4 million during the nine months ended September 30, 2011. This was mainly due to reduction in event organizing costs as we cancelled our International IC China Conferences and Exhibitions fall 2011 events and reduction in venue rental costs from our China Sourcing Fairs events as the venue rental costs for our Mumbai, India events in 2010 were higher as compared to venue rental costs for our Miami, USA events, off-set by increase in event production costs for our China International Optoelectronic Expo due to increase in number of booths sold.  The same events were held in second quarter in 2010.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community as well as for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs increased by 16% from $6.8 million during the three months ended September 30, 2010 to $7.9 million during the three months ended September 30, 2011 due mainly to community and content costs of our newly acquired EDN-Asia and EDN-China business and increases in promotion costs of our China Souring Fair events and our content management services costs.

Community costs increased from $23.2 million during the nine months ended September 30, 2010 to $24.6 million during the nine months ended September 30, 2011, an increase of 6%. This increase was due mainly to community and content costs of our newly acquired EDN-Asia and EDN-China business and increases in our content management services costs, promotion costs of our exhibition events off-set partially by a 23% decline in bulk circulation costs and other declines in paper cost and printing charges. We also reduced our participation in third party trade shows in efforts to reduce our costs.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses and amortization of software and intangible assets (described in the following paragraphs).

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they were resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. There is no vesting condition other than the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period specified in the award on a straight-line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd. for a total purchase consideration of $6.8 million. We accounted for this acquisition as a business combination. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. A majority of amortizable intangible assets have useful lives of 14 years and the others less than one year. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. There was no impairment to goodwill during the quarter based on our assessment.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired 100% interest in EDN Asia Advertising Pte Ltd (formerly known as Canon Communications Asia Pte Ltd) and Beijing Reed Advertising Services Co., Ltd., which together own EDN-China, EDN-Asia and certain other associated publication titles and websites from Canon Communications LLC, a subsidiary of United Business Media Limited, for a cash consideration of approximately $4.1 million. We recorded the acquired intangible assets at an estimated fair value of $4.0 million in connection with this acquisition. The estimated amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

General and administrative costs increased by 26% from $8.2 million during the three months ended September 30, 2010 to $10.3 million during the three months ended September 30, 2011, due mainly to increases in marketing expenses, payroll costs, fees paid to third party consultants, exchange loss attached with the acquisition of property and the amortization expenses for newly acquired intangible assets relating to EDN-Asia and EDN-China business.

General and administrative costs increased by 19% from $24.2 million during the nine months ended September 30, 2010 to $28.9 million during the nine months ended September 30, 2011, due mainly to increases in marketing costs, payroll costs, fees paid to third party consultants, exchange loss attached with the acquisition of the property and the amortization expenses for newly acquired intangible assets relating to EDN-Asia and EDN-China business.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs increased by 6% from $3.1 million during the three months ended September 30, 2010 to $3.3 million during the three months ended September 30, 2011 due mainly to increases in payroll costs and depreciation costs.

Information and technology costs increased by 7% from $8.9 million during the nine months ended September 30, 2010 to $9.5 million during the nine months ended September 30, 2011 due mainly to increases in payroll costs and depreciation costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a nine-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during both the three months ended September 30, 2011 and during the three months ended September 30, 2010 were $0.7 million.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the nine months ended September 30, 2011 and during the nine months ended September 30, 2010 were $2.0 million and $1.9 million respectively.

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

Profit From Operations. The total profit from operations during the three months ended September 30, 2011 was $5.6 million as compared to $3.3 million during the three months ended September 30, 2010. The growth in total profit from operations resulted mainly from increase in revenue off-set partially by increases in sales costs, community and content costs, general and administrative costs and information and technology costs.

The total profit from operations during the nine months ended September 30, 2011 was $19.5 million as compared to $15.3 million during the nine months ended September 30, 2010. The growth in total profit from operations resulted mainly from growth in revenue, decline in event production costs, off-set partially by increases in sales costs, community and content costs, general and administrative costs and information and technology costs.

Interest income. We recorded interest income of $0.08 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended September 30, 2011 compared to an interest income of $0.07 million during the three months ended September 30, 2010. The growth in interest income was mainly due to higher yield on the term deposits with the banks during the three months ended September 30, 2011.

We recorded interest income of $0.2 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the nine months ended September 30, 2011 compared to an interest income of $0.4 million during the nine months ended September 30, 2010. The decline in interest income was mainly due to lower yield on the term deposits with the banks during the first half of 2011 as well as a decline in our cash and bank balances as a result of our share repurchase through tender offer that we completed in the third quarter of 2010.

           Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.6 million during the three months ended September 30, 2011 and $0.4 million during the three months ended September 30, 2010.

We reported a tax provision of $1.2 million during the nine months ended September 30, 2011 and $0.6 million during the nine months ended September 30, 2010.

Net profit attributable to the Company. Net profit attributable to the company grew from $2.1 million during the three months ended September 30, 2010 to $4.0 million during the three months ended September 30, 2011. The growth in net profit attributable to the Company resulted mainly from growth in revenue off-set partially by increases in sales costs, community and content costs, general and administrative costs, information and technology costs and in tax provision.

Net profit attributable to the company grew from $13.9 million during the nine months ended September 30, 2010 to $17.6 million during the nine months ended September 30, 2011. The growth in net profit attributable to the Company resulted mainly from growth in revenue, decline in event production costs, off-set partially by increases in sales costs, community and content costs, general and administrative costs, information and technology costs, tax provision and decline in interest income.

Diluted Net profit Per Share. The diluted net profit per share attributable to the Company’s shareholders increased from $0.05 for the three months ended September 30, 2010 to $0.11 for the three months ended September 30, 2011. The number of shares used for the computation of net profit per share decreased from 39.9 million to 35.5 million as we repurchased our shares through tender offer in the third quarter of 2010.

The diluted net profit per share attributable to the Company’s shareholders increased from $0.32 for the nine months ended September 30, 2010 to $0.50 for the nine months ended September 30, 2011. The number of shares used for the computation of net profit per share decreased from 43.9 million to 35.4 million as we repurchased our shares through tender offer in the third quarter of 2010.

Liquidity and Capital Resources

We financed our activities for the nine months ended September 30, 2011 using cash generated from our operations and we had no bank debt as at September 30, 2011.

Net cash generated from operating activities was $45.8 million during the nine months ended September 30, 2011, compared to $37.2 million cash generated from operating activities during the nine months ended September 30, 2010. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations declined from $8.2 million as of December 31, 2010 to $7.3 million as of September 30, 2011 as our sales representatives transferred the collections to our bank accounts. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. The total net book value of these four office properties as of September 30, 2011 and as of December 31, 2010 was $71.5 million and $71.5 million respectively. The total market value of these four office properties as of December 31, 2010 was $136.4 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. Based on our management’s assessment, the total market value of these four office properties as of September 30, 2011 was not less than the total market value as of December 31, 2010. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.7 million, to support our continued business expansion in China. The payments for this acquisition were funded from our internal cash resources. The net book value of this office property as of September 30, 2011 was $52.6 million. Based on our management’s assessment, the market value of this office property as at September 30, 2011 was not less than its net book value as at September 30, 2011.

Advance payments received from customers were $126.7 million as of September 30, 2011, compared to $97.3 million as at December 31, 2010, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

 Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to generate interest income. The market values of U.S. Treasury Bills and in term deposits with banks as at September 30, 2011 were $13.3 million and $51.3 million, respectively compared to the market values of U.S. Treasury Bills and in term deposits with banks as at December 31, 2010 of $59.3 million and $16.7 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at September 30, 2011, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at September 30, 2011, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $8.8 million in respect of losses as at September 30, 2011 that can be carried forward against future taxable income as the realization of the related tax benefit through future taxable profits is not probable.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. In May 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. Again, in December 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $3.3 million in payments over four years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of September 30, 2011, we have paid approximately $34.8 million under these agreements.

As approved by our board of directors, in August 2010 we repurchased through a tender offer 11,121,000 of our common shares at purchase price of $9.00 per share and paid a total of $100.089 million in purchase consideration to the tendering shareholders. We are holding the repurchased shares as treasury shares.

On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of September 30, 2011, we have not bought back any of our shares under this program.

On April 2, 2011, our subsidiary, eMedia Asia Limited in which the Company owns 60.1% equity interest, acquired 100% interest in EDN Asia Advertising Pte Ltd (formerly known as Canon Communications Asia Pte Ltd) and Beijing EDN Advertising Production Co., Ltd., (formerly known as Beijing Reed Advertising Services Co., Ltd.) which together own EDN-China, EDN-Asia and certain other associated publication titles and websites from Canon Communications LLC, a subsidiary of United Business Media Limited, for a consideration of approximately $4.1 million. Acquisition related costs of approximately $0.166 million incurred during the first half of 2011 have been expensed under general and administrative expenses in the consolidated income statement.

With the acquisition of EDN-China and EDN-Asia, eMedia Asia Limited further expands the reach of its multi-channel media network that serves to advance the design capability and competitiveness of electronics manufacturers in Asia and throughout China. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the final accounting for this acquisition is still in progress. However, we recorded the acquired intangible assets at an estimated fair value of $4.0 million and related deferred tax liabilities of $0.7 million in connection with this acquisition. The estimated amortization expense relating to these acquired intangible assets of $0.7 million is included in the general and administrative costs in the consolidated income statement for the nine months ended September 30, 2011. We recorded $0.12 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the nine months ended September 30, 2011. The acquired entities are being consolidated with effect from the date of acquisition.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months.  However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:

(i)	Revised IAS 24 (revised), “Related party disclosures”.
(ii)	IFRIC 14, ‘Prepayments of a minimum funding requirement’
(iii)	Amendments to IFRS 7, ‘Disclosures – Transfer of financial assets’
(iv)	Improvements to IFRS 2010 (annual improvements project)

We are still evaluating the impact on our results of operations and financial condition of the following recent accounting pronouncements that are applicable for accounting periods beginning January 1, 2013:

(i)	IFRS 9, “Financial instruments”
(ii)	IFRS 10, ‘Consolidated financial statements’
(iii)	IFRS 11, ‘Joint arrangements’
(iv)	IFRS 12, ‘Disclosures of interests in other entities’
(v)	IFRS 13, ‘Fair value measurement’
(vi)	Amendment to IAS 1, ‘Financial statement presentation’ on other comprehensive income (OCI)
(vii)	IAS 19 (revised), ‘Employee benefits’
(viii)	IAS 27 (revised), ‘Separate financial statements’
(ix)	IAS 28 (revised), ‘Investments in associates and joint ventures’

Revised IAS 24 (revised), “Related party disclosures”, issued in November 2009.  It supersedes IAS 24, “Related party disclosures”, issued in 2003.  IAS 24 (Revised) is mandatory for periods beginning on or after January 1, 2011.  Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.  We adopted the revised standard from January 1, 2011.  The adoption of this revised standard is not expected to have any impact on our consolidated financial statements.

The following new standards, amendments and interpretations have been published and are mandatory for our accounting periods beginning on or after January 1, 2011 or later periods but are not expected to have material impact on our consolidated financial statements:

•	IFRIC 14, ‘Prepayments of a minimum funding requirement’
•	Amendments to IFRS 7, ‘Disclosures – Transfer of financial assets’
•	Improvements to IFRS 2010 (annual improvements project)

IFRS 9, “Financial instruments”, issued in November 2009.  This standard is the first step in the process to replace IAS 39, “Financial instruments” recognition and measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption. We have yet to assess IFRS 9’s full impact.  However, initial indications are that it may affect our accounting for debt available-for-sale financial assets, as IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss.

IFRS 10, ‘Consolidated financial statements’, replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation – Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11, ‘Joint arrangements’, replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 12, ‘Disclosures of interests in other entities’, sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

IFRS 13, ‘Fair value measurement’, defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

Amendment to IAS 1, ‘Financial statement presentation’ on other comprehensive income (OCI), was amended to require entities to group items presented in ‘other comprehensive income’ in two categories. Items will be grouped together based on whether those items will or will not be classified to profit or loss in the future.

IAS 19 (revised), ‘Employee benefits’, has been amended to make fundamental improvements to recognition, presentation and disclosures for defined benefit plans.

•
‘Net interest income (expense)’ on the net pension asset (obligation) replaces expected return on assets and interest on the obligation; retains flexibility to present in operating profit or finance costs;

•	Actuarial gains and losses (remeasurements) to be recognized immediately in other comprehensive income, eliminating ‘corridor’ deferral option;

•	Simpler treatment of plan changes: past service costs to be recognized immediately whether vested or not; no difference in treatment from curtailments and settlements;

•	Clarification on treatment of plan expenses; and

•	Additional disclosures regarding amounts recognized as well as the characteristics and risks of benefit plans.

IAS 27 (revised), ‘Separate financial statements’, has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.

IAS 28 (revised), ‘Investments in associates and joint ventures’, has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11; requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Qualitative and Quantitative Disclosures about Market Risk

During the nine months ended September 30, 2011 and the nine months ended September 30, 2010, we have not engaged in foreign currency hedging activities.

In the nine months ended September 30, 2011 and the nine months ended September 30, 2010, we derived more than 90% of our revenue from customers in the Asia-Pacific region.  We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.